UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposal  of the  Board  of  Directors  for  the  Absorption  of  Stocks  of the
Stockholders of Banco Bilbao Vizcaya Argentaria Brasil S.A. (BBV Banco) by Banco
Bradesco S.A. (Bradesco),  to be submitted to the Stockholders of Bradesco in an
Special Stockholders' Meeting dated 6/9/2003.

With  the  objective  of  attaining   better  levels  of   competitiveness   and
productivity,  in view of the growing  globalization of the corporate  activity, especially in the financial sector,  increasing the synergies that exist between the two  institutions,  we hereby propose the incorporation in the equity of the
Company of the stocks held by the stockholders of BBV Banco, with the consequent conversion  of BBV Banco  into a  wholly-owned  subsidiary  of  Bradesco,  which becomes the sole stockholder of BBV Banco.

Once  authorized,  the operation of absorption of the stocks of the stockholders of BBV Banco  will have the  following  characteristics  and will take  place on
6/9/2003:

1.   it will be  accomplished  by means of: a) the  acquisition  by  Bradesco of
     4,631,991,278  stocks issued by BBV Banco and held by Banco Bilbao  Vizcaya
     Argentaria, S.A (BBVA), of which 1,523,283,014 are common and 3,108,708,264 preferred stocks,  representing 49% of the common capital and 99.99% of the preferred capital, in the amount of  R$1,849,970,549.00;  b) the absorption by  Bradesco of the  remaining  stocks  issued by BBV Banco,  in the amount established in letter "a" of item "5";

2.   it will result in the  transfer to  Bradesco,  as the  subscription  of the capital  increase  arising from the absorption of stocks,  of 1,585,490,409 nominative-book  entry stocks with no nominal value, of which 1,585,457,830 are common and 32,579 preferred stocks,  issued by BBV Banco,  representing
     51% of its common capital and 25.50% of its total capital, hence converting
     BBV Banco into a  wholly-owned  subsidiary of Bradesco,  under the terms of
     Article 252 of Law 6.404/76;

3.   in accordance with the specific  Balance Sheets of the Companies,  surveyed on  3.31.2003,  the  following  Book  Values of  Stockholders'  Equity were
     determined:    BBV   Banco   -    R$2,584,692,686.24;    and   Bradesco   -
     R$11,707,743,139.86;

4.   the  stockholders  of BBV  Banco  will  be  attributed  70,431,409,114  new nominative-book entry stocks with no nominal value, 35,482,189,407 of which are common and 34,949,219,707 preferred stocks, representing the capital of
     Bradesco. For each stock of BBV Banco, 44.422475667 stocks of Bradesco will be attributed,  of which 22.379315072 are common and 22.043160595 preferred stocks,  in order to maintain the same  proportion  of common and preferred stocks that currently exist in the capital of Bradesco;

5.   the following  criteria have been adopted for purposes of  determining  the stock substitution ratio:

     a)   the amount of  R$630,000,000.00  was  attributed to the  1,585,490,409 stocks of BBV Banco,  subject to transfer to Bradesco,  equivalent  to
          R$0.397353397  per stock,  with a basis on the  economic  value and as agreed on by the parties;

     b)   the amount of  R$630,000,000.00  was attributed to the  70,431,409,114 stocks to be issued at Bradesco, equivalent to R$8.944872862 per batch of a  thousand  stocks  (market  value  upon  the  negotiation  of the operation,  in December 2002), and to 1.157822618 times its book value on 3.31.2003;

6.   the stocks to be issued at Bradesco and attributed to the  stockholders  of
     BBV Banco will have the following  rights and  advantages:  Common - voting right;  Preferred - without  voting  right;  priority in the  redemption of capital,  in the event of  dissolution  of the  company;  dividends  and/or interest on own capital ten percent  (10%) higher than those  attributed to common stocks;

7.   there  will be an  increase  in the  capital of  Bradesco  in the amount of
     R$630,000,000.00,    by   means   of   the   issuance   of   70,431,409,114
     nominative-book   entry   stocks,   with  no   nominal   value,   of  which
     35,482,189,407 are common stocks and 34,949,219,707 preferred stocks, to be attributed to the stockholders of BBV Banco, in the proportion  established in item "4";

8.   the  capital  of  Bradesco   will  be   R$6,930,000,000,00,   divided  into
     1,585,879,423,300  nominative-book  entry  stocks of no nominal  value,  of which 798,940,057,872 are common and 786,939,365,428 preferred stocks, with the consequent amendment of the main provision of Article 6 of the Articles of  Incorporation,  will  read as  follows:  "Art.  6) The  Capital  is six billion, nine hundred thirty million Brazilian reais  (R$6,930,000,000,00), divided into one trillion,  five hundred eighty-five billion, eight hundred seventy-nine  million,  four hundred twenty-three  thousand,  three hundred
     (1,585,879,423,300)  nominative-book entry stocks with no nominal value, of which seven  hundred  ninety-eight  billion,  nine hundred  forty  million, fifty-seven  thousand,  eight  hundred  seventy-two  (798,940,057,872)  are common and seven  hundred  eighty-six  billion,  nine  hundred  thirty-nine million,  three  hundred  sixty-five  thousand,  four hundred  twenty-eight
     (786,939,365,428)  are preferred stocks,  the latter  non-voting,  but with priority in the  redemption of capital,  in the event of dissolution of the company and with all the rights and advantages  conferred to common stocks, as well as  dividends  ten percent  (10%) higher than those  attributed  to common stocks";

9.   the  fractions  of stocks  issued by  Bradesco,  as a result of the capital increase  and not  attributed  to the  stockholders  of BBV Banco,  will be grouped and sold at the São Paulo Stock  Exchange at market price,  and the calculated amount credited in the Capital Reserve account of Bradesco,  for
     use  in  a  future  capital  increase,   benefiting  all  the  stockholders
     indistinctly,  in view of the high operating cost of their distribution and the  insignificant  amount that these  surpluses  would  represent  to each stockholder;

10.  the stockholders of BBV Banco,  holders of common and preferred stocks, and those of  Bradesco,  holders of common  stocks,  are  reserved the right to withdraw from the  Companies,  under the terms of Articles 137, 230 and 252
     of  Law  6404/76,   through  the   reimbursement   of  the  book  value  of
     R$415.713759422  per batch of a thousand stocks for the stockholders of BBV
     Banco,  and of  R$7.725598655  per batch of a thousand  stocks for those of
     Bradesco;

11.  the stocks of Bradesco,  to be attributed to the stockholders of BBV Banco, will be fully entitled to monthly  dividends and/or interest on own capital declared as of the month in which the respective process is approved by the
     Brazilian  Central bank. They will also be fully entitled to any advantages attributed to the other stocks as of the month in which the  aforementioned approval takes place;

12.  the  appraisals  of the  Stockholders'  Equity of the  Companies and of the
     Stocks of BBV Banco were carried out as follows:

     a)   at carrying value,  with a basis on the Balance Sheets examined by the
          Companies on 3.31.2003, duly audited by KPMG Auditores Independentes;

     b)   at economic  value of BBV Banco,  on  3.31.2003,  by  Deloitte  Touche
          Tohmatsu Consultores S/C Ltda.;

13.  A  Stockholders'  Agreement  of  Bradesco  will be  executed  on  6.9.2003, ensuring Banco Bilbao Vizcaya  Argentaria,  S.A. the right to elect one (1)
     member to form the Board of Directors of Bradesco;

14.  BBV Banco will be transformed  into a wholly-owned  subsidiary of Bradesco, with its Articles of  Incorporation  reformulated,  with an emphasis on the following modifications: a) convert preferred stocks into common stocks; b)
     eliminate  the  figure  of  authorized  capital;  c) break up the  Board of
     Directors;  d) modify  the  composition  and  jurisdiction  of the Board of
     Executive Officers;

15.  The operation  will be submitted to the approval of the  Brazilian  Central
     Bank.

                     Osasco, São Paulo, Brazil, May 22, 2003

                     Board of Directors

                     Lázaro de Mello Brandão          - Chairman
                     Antônio Bornia                   - Vice-Chairman
                     Dorival Antônio Bianchi
                     Mário da Silveira Teixeira Júnior
                     Márcio Artur Laurelli Cypriano
                     João Aguiar Alvarez
                     Denise Aguiar Alvarez Valente

-.-.-.-.-.-.--.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-
We  declare  that this is a true copy of an  excerpt  of the  Minutes of Special
Meeting # 927,  of the Board of  Directors  of the Bank,  held on May 22,  2003, entered in a proper book.

                               Banco Bradesco S.A.

          Milton Almicar Silva Vargas     Domingos Figueiredo de Abreu

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.